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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )



                       St. Francis Capital Corporation
                   -----------------------------------------
                               (Name of Issuer)




                                 Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                  789374105
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP NO. 789374105               SCHEDULE 13G        PAGE    1   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                               SS# ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]
                                     N/A
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                                        189900
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                                       340375
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    340375
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                     6.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                                    IA, IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    January 30, 1997
                                                -------------------------------
                                                        (Date)


                                                    /s/ Peter Neumeier
                                                -------------------------------
                                                        (Signature)


                                                  Peter Neumeier/President
                                                -------------------------------
                                                        (Name/Title)



        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

        Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




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        Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

        Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

        Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

        Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

        General Instructions. A. Statements containing the information required by this Schedule shall be filed not later than February 14, following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

        B. Information contained in a form which is required to be filed by rules under Section 13(f) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

        C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a).      Name of Issuer:
                St. Francis Capital Corporation
                ---------------------------------------------------------------

Item 1(b).      Address of Issuer's Principal Executive Offices:
                3545 South Kinnickinnic Avenue, Milwaukee, Wisconsin 53235-3700
                ---------------------------------------------------------------

Item 2(a).      Name of Person Filing:
                Neumeier Investment Counsel
                ---------------------------------------------------------------




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Item 2(b).      Address of Principal Business Office or, if None, Residence:
                 26435 Carmel Rancho Blvd., Carmel, CA 93923
                ---------------------------------------------------------------

Item 2(c).      Citizenship:
                               USA, California
                ---------------------------------------------------------------

Item 2(d).      Title of Class of Securities:
                                 Common Stock
                ---------------------------------------------------------------

Item 2(e).      CUSIP Number:
                                  789374105
                ---------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)     [ ]  Broker or dealer registered under Section 15 of the Act.

        (b)     [ ]  Bank as defined in Section 3(a)(6) of the Act.

        (c)     [ ]  Insurance Company as defined in Section 3(a)(19) of the
                     Act.

        (d)     [ ]  Investment Company registered under Section 8 of the
                     Investment Company Act.

        (e)     [X]  Investment Advisor registered under Section 203 of the
                     Investment Advisers Act of 1940.

        (f)     [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                     13d-1(b)(1)(ii)(F).

        (g)     [ ]  Parent Holding Company, in accordance with Rule
                     13d-1(b)(ii)(G); see Item 7.

        (h)     [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)     Amount beneficially owned:
                                340375 shares
                ---------------------------------------------------------------

        (b)     Percent of class:
                                     6.6%
                ---------------------------------------------------------------

        (c)     Number of shares as to which such person has:

        (i)     Sole power to vote or to direct the vote  189900
                                                         -----------------------

        (ii)    Shared power to vote or to direct the vote
                                                           ---------------------

        (iii)   Sole power to dispose or to direct the disposition of   340375
                                                                      ----------